UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2015
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from             to
Commission File Number 1-35229

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
XYLEM RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
XYLEM INC.
1 INTERNATIONAL DRIVE, RYE BROOK, NY 10573

TABLE OF CONTENTS

I. FINANCIAL STATEMENTS

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Members of the
Xylem Retirement Savings Plan
Rye Brook, New York

We have audited the accompanying statement of net assets available for benefits of the Xylem Retirement Savings Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Xylem Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
New York, New York
June 23, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Members of the
Xylem Retirement Savings Plan
Rye Brook, New York

We have audited the accompanying statement of net assets available for benefits of the Xylem Retirement Savings (the "Plan") as of December 31, 2014. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the accompanying 2014 statement of net assets available for benefits and Note 3 have been retrospectively adjusted for the early adoption of ASU 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) and ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965) I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient consensuses of the FASB Emerging Issues Task Force.

/s/ Deloitte & Touche LLP
Stamford, Connecticut
June 24, 2015 (June 23, 2016 as to the effects of the early adoption of certain accounting pronouncements as described in Note 2)

XYLEM RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

December 31,	2015	2014
ASSETS:
Investments - at fair value:
Member-directed investments	$302,249	$259,940

Receivables:
Employer contributions	3,219	2,900
Member contributions	1,610	1,599
Notes receivable from Members	6,180	6,079
Receivable from plan merger	—	28,049
Total receivables	11,009	38,627
Total assets	313,258	298,567

LIABILITIES:
Accrued expenses	19	45
Total liabilities	19	45

NET ASSETS AVAILABLE FOR BENEFITS	$313,239	$298,522

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

Year Ended December 31,	2015
INVESTMENT ACTIVITY
Net depreciation in fair value of investments	$(10,397)
Dividends	10,943
Total investment activity	546

CONTRIBUTIONS
Employer	14,580
Members	16,312
Member rollovers	2,042
Total contributions	32,934

INTEREST INCOME ON NOTES RECEIVABLE FROM MEMBERS	254

DEDUCTIONS
Distributions to Members	(18,735)
Trustee and administrative expenses	(328)
Total deductions	(19,063)

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFER	14,671

NET TRANSFERS INTO PLAN
Transfer from plan merger	46

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	14,717

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	298,522
End of year	$313,239

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

Note 1. Description of The Plan
The following description of the Xylem Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants (or “Members”) should refer to the Plan document for more complete information.
General - The Plan is a defined contribution plan sponsored by Xylem Inc. (the “Company” or the “Plan Sponsor”) generally covering all non-union U.S. employees of the Company. The Plan became effective on October 31, 2011 following the spin-off of the Company from ITT Corporation (the "Spin-off"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA and are set forth in this report as permitted by Item 4 of Form 11-K.
In the third quarter of 2014, JP Morgan Chase Bank, N.A. ("JP Morgan") sold its large market 401(k) record keeping business to Great-West Financial Retirement Plan Services, LLC ("Great-West"), also known as Empower Retirement ("Empower"). Effective March 1, 2015, the Plan's trust agreement was amended to reflect a change in Trustee from JP Morgan to Great-West Trust Company ("GWTC"). GWTC serves as the custodian for the Plan's assets with the exception of the Xylem Stock Fund and the J.P. Morgan Securities LLC Self-Directed Brokerage Account ("JPMSDA").
Various plan amendments were executed during 2015 in order to perform administrative updates which had no material impact to the Plan.
On June 30, 2015, the Laing Thermotech Inc. 401(k) Profit Sharing Plan ("Laing Plan") was merged into the Plan and all participants of the Laing Plan became Members of the Plan. Participants' balances of the Laing Plan of $45,933 were transferred into the Plan on July 23, 2015.
On December 31, 2014, the YSI Incorporated Salary Reduction Profit Sharing Plan and Trust (the "YSI Plan") was merged into the Plan. In January 2015, all participants of the YSI Plan became Members of the Plan. On January 2, 2015, the assets of the participants' balances of the YSI Plan totaling $28.0 million were transferred into the Plan. There were no loans receivable from participants. The YSI Plan asset transfer was initiated on December 31, 2014, therefore, it was recorded as a receivable in the Plan's Statement of Net Assets Available for Benefits as of December 31, 2014.
Eligibility - All full time U.S. citizen and permanent resident non-union employees of the Company are eligible to participate in the Plan upon hire and are automatically enrolled in the Plan. All previously eligible employees at the Spin-off were transferred to the Plan. Part-time and temporary U.S. non-union employees are eligible upon completion of 1,000 hours of service in a 12-month period. Expatriates working in the U.S. are eligible upon completion of 36 months of service. However, employees of a subsidiary of the Company that participate in a similar qualified plan of that subsidiary are not eligible to participate in the Plan.
Employee Contributions - A Member may generally elect to contribute 1% to 50% of eligible pay (“Salary” as defined by the Plan document). Members may designate their contributions as before-tax savings, after-tax savings or any combination of the two. A Member who is considered a Highly Compensated Employee under the Plan may elect Plan contributions based on a maximum Salary as defined by the Plan document, but not participate in after-tax savings. Member contributions are subject to the dollar limitation provided by Section 402(g) of the Internal Revenue Code (“IRC”). All non-union employees shall be automatically enrolled in the Plan at a 6% before-tax contribution rate until and unless the Member elects otherwise. Members may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Employer Contributions - The Company will make matching contributions to the Member’s account equal to 50% of a Member’s before-tax savings and after-tax savings, up to a maximum of 3% of a Member’s Salary. In addition, the Company contributes 3% or 4% of Salary as a core contribution to each eligible Member’s account, as defined by the Plan document. For Members with age plus years of service at the beginning of the Plan Year (includes service with ITT Corporation and the Company) of less than 50 years, the Company’s contribution to the Member’s account will be 3% of Salary. For Members with age plus years of service of 50 or more years at the beginning of the Plan Year, the Company’s contribution to the Member’s account will be 4% of Salary. Company contributions will be allocated in the Plan’s investment options in the same proportion as the employee’s contributions.
The Company contributed transition credits ("Transition Credits") for eligible Members. Members eligible for Transition Credits are those who were employed by ITT Corporation or one of its subsidiaries on October 30, 2011, and who automatically became a Member of the Plan on October 31, 2011, or who became an employee of ITT Corporation or Exelis Inc. on October 31, 2011 and who became a Member of the Plan immediately following termination from ITT Corporation or Exelis Inc. before March 1, 2012. The contribution for Transition Credits is made annually no later than the due date for the corporate tax return (March 15th of the following year). For Members whose age plus years of service total 60 to 69 at the beginning of the Plan Year, the Company shall make a Transition Credit contribution equal to 3% of the Member’s Salary for the Plan Year. For Members whose age plus years of service of 70 or more at the beginning of the Plan Year, the Company shall make a Transition Credit contribution equal to 5% of the Member’s Salary for the Plan Year. Transition Credits will cease on the earliest of the Member’s date of termination or death, commencement of pension payments under the Exelis Salaried Retirement Plan (formerly the ITT Salaried Retirement Plan), a change in control of the Company, or October 31, 2016.
Member Accounts - Individual accounts are maintained for each Member. Each Member’s account is credited with the Member’s contributions, Company contributions, plan earnings or losses, and withdrawals, net of administrative expenses and investment management fees. Fund earnings and losses, as well as administrative expenses and investment fees are allocated based on the applicable Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s account balance.
Members can initiate transactions by using the Plan’s web site or by speaking to a representative at the Retirement Service Center (“Benefits Center”) at Empower.
Investments - Members may direct employee contributions and Company contributions, in any whole percentage, among any of the Plan’s twenty-four funds and a self-directed brokerage account. Members can change their future contributions and reallocate accumulated investments in 1% increments on a daily basis among the twenty-five options. However, the number of investment option reallocations or transfers in any calendar month may be limited as defined by the Plan document.
Any Member or Company contributions directed by Members into the Xylem Stock Fund, including future contributions to the Plan, are deposited into the Employee Stock Ownership Plan account (“ESOP”). All dividends associated with the contributions held in the ESOP within the Plan are immediately 100% vested. In addition, Members can make an election regarding their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the Xylem Stock Fund or paid to them in cash on a quarterly basis.
The Plan limits the amount that may be held in the Xylem Stock Fund and the JPMSDA to 20% each of a Member’s total account balance. Members who hold 20% or more of their total account balance in the Xylem Stock Fund or the JPMSDA will not be permitted to designate any future contributions or transfer balances into that fund. Members who hold less than 20% of their total account balance in the Xylem Stock Fund or the JPMSDA may designate up to 20% of future contributions or transfer balances into those funds, provided that the balance in each of the funds does not exceed 20% of the Member’s total account balance after the transfer.
Vesting - Members are immediately vested in their contributions and all Company contributions, as well as actual earnings or losses, and have a non-forfeitable right to their accounts in the Plan.
Distributions to Members - Upon termination of employment (including death, disability, or retirement) from the Company, a Member or the Member’s surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member’s account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options, as defined in the Plan document. In any case, a Member or the Member’s surviving spouse beneficiary whose account balance is more than $5,000 may elect to keep the Member’s account balance in the Plan until the calendar year in which the Member reaches or would have reached age 70 ½. During the calendar year in which the Member attains age 70 ½, distribution from the Plan will commence in accordance with Section 401(a)(9) of the IRC. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death.

Withdrawals Prior to Termination - At any time before termination of employment, a Member may request a withdrawal subject to the provisions of the Plan document and shall conform to the standards set by the Plan Administrator. A Member can withdraw amounts of that Member's after-tax savings as provided by the Plan document. A Member who has attained age 59 ½ may withdraw all or any portion of that Member's before-tax savings as provided by the Plan document. A Member who has not attained age 59 ½ may withdraw all or a portion of that Member’s before-tax savings provided the Member has an immediate and heavy financial need and the withdrawal is necessary to satisfy such need as provided by the Plan document.
Direct Rollover of Certain Distributions - With respect to an eligible rollover distribution, the Member or the Member’s beneficiary may elect, at the time and in a manner prescribed by the Plan Administrator for such purpose, to have the Plan make a direct rollover of all or part of such withdrawal or distribution to a maximum of two eligible retirement plans which accept such rollover.
If a Member’s account balance is greater than $1,000 but does not exceed $5,000 and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the thirty day election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.
If a Member’s account balance is $1,000 or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the thirty day election period, the account balance will be automatically paid out to the Member.
Forfeited Accounts - Members are always 100% vested in their accounts. Therefore, there were no forfeited non-vested accounts at December 31, 2015 and 2014, nor were there any forfeitures during the year ended December 31, 2015 that were used to reduce Company contributions to the Plan.

Notes Receivable from Members - A Member may request a loan in any specified whole dollar amount which must be at least $1,000 but which may not exceed the lesser of 50% of the vested account balance or $50,000, reduced by the Member’s highest outstanding loan balance under all plans of the Company, if any, during the prior one-year period. The interest rate charged by the Plan is a reasonable rate of interest for loans commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Plan document, and generally remains the same throughout the term of the loan. General purpose loan terms range from one to fifty-four months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred-seventy-four months. Members may have up to two loans outstanding at the same time. Loans are secured by the balance in the Member’s account. The Member's account is charged $50 to cover loan origination fees. The amount of outstanding Notes Receivable from Members at December 31, 2015 and 2014 was $6.2 million and $6.1 million, respectively.
Under certain circumstances, including a Member’s failure to make timely loan repayments, the Benefits Administration Committee (the "Plan Administrator") may declare the Member’s loan to be in default and the Plan may execute upon its security interest in the Member’s account under the Plan to satisfy the debt.
A Member terminated from the Company may continue to make periodic repayment on such Member’s loans after separation from the Company by contacting the Benefits Center, provided the Member’s account plus the loan amount is greater than $5,000. Account balances that do not exceed $5,000 are subject to certain distribution rules (see above) and any outstanding loans are required to be settled. No new loans can be granted after termination of employment.

Administrative and Investment Management Expenses - The Plan pays for expenses incurred in conjunction with Plan administration, including trustees, record keeping, and audit fees up to 0.25% of the market value of trust assets and the Company pays all other expenses incurred in administering the Plan. The record keeper receives revenue from mutual fund and collective trust fund service providers for services provided to the funds. This revenue is used to offset certain amounts owed for administrative services incurred by the Plan. In 2015, the Plan incurred trustee and administrative expenses which equal 0.11% of the market value of trust assets. Certain administrative functions are performed by employees of the Company (who may also be Members in the Plan). No such employee receives compensation from the Plan.
In addition to the trustee and administrative expense charges, an investment management fee is charged by the majority of the investment funds. These investment management fees are included in the net asset value (“NAV”) of the fund calculated by the investment manager of the respective fund and are reflected as a reduction of investment return for such investments.
Note 2. Summary of Significant Accounting Policies
Basis of Accounting - The accompanying financial statements have been prepared under the accrual basis of accounting.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds and collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the values of Members' account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan’s investments are measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). A more detailed description of the individual types of securities and their valuation methods can be found in Note 3.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Contributions Receivable - The Plan accrues contributions receivable based upon payroll deferrals during the Plan year but not yet deposited.
Distributions to Members - Payments to Members are recorded upon distribution. There were no Members who elected to withdraw from the Plan, but had not yet been paid at December 31, 2015 and 2014. Additionally, for loans declared in default the principal and accrued interest are recorded as a distribution.
Notes Receivable from Members - Notes Receivable from Members (a “loan”) are recorded at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Members' accounts.
In the event that a Member fails to make timely loan repayments, the loan may be considered to be in default. In the event default is declared, the outstanding loan balance and any accrued interest may be treated as a withdrawal prior to termination of employment subject to the withdrawal provisions outlined in the Plan document and may be determined to be a fully taxable distribution from the Plan.
New Accounting Standards - In May 2015, the Financial Accounting Standards Board ("FASB") issued guidance regarding the disclosure of investments which are measured using the NAV practical expedient. The guidance removes the requirement to categorize such investments within the fair value hierarchy. Investments measured using the NAV practical expedient will be presented as a reconciling item between the fair value hierarchy disclosure and the investments at fair value presented on the statement of net assets available for benefits. This guidance is effective for interim and annual periods beginning after December 15, 2016. The guidance must be applied retrospectively and early adoption is permitted. The Plan elected to early adopt this guidance. Adoption of this guidance did not have an impact on the Plan's statements of net assets available for benefits or the statement of changes in net assets available for benefits.
In July 2015, the FASB issued guidance on certain aspects of accounting by employee benefit plans. The guidance clarified that investments in stable value funds are not considered fully benefit responsive investment contracts. The guidance also simplifies and increases the effectiveness of plan investment disclosure. This guidance is effective for fiscal years beginning after December 15, 2015. The guidance must be applied retrospectively and early adoption is permitted. The Plan elected to early adopt this guidance. Adoption of this guidance did not have a material impact on the Plan's statements of net assets available for benefits or the statement of changes in net assets available for benefits. However, the Investments at fair value was reduced by $230 thousand from the amount previously reported as of December 31, 2014 and the Adjustment from fair value for fully benefit-responsive Stable Asset Income Fund ($230 thousand) as of December 31, 2014 was eliminated.
Note 3. Fair Value Measurements
We determine fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a hierarchical structure to prioritize the inputs to valuation techniques used to measure fair value into three broad levels defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities.
The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement.
NAV Practical Expedient is the measurement of fair value using the net asset value ("NAV") per share (or its equivalent) practical expedient as an alternative to the fair value hierarchy as discussed above.
The Plan's policy is to recognize significant transfers between levels at the beginning of the reporting period. There were no significant transfers between levels during 2015 and 2014.
The following is a description of the valuation methodologies and inputs used to measure fair value for major categories of investments.

•
Employer Common Stock - Common stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. Xylem Inc. stock is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol XYL and is valued at the Plan's year-end date. These securities are classified in Level 1 of the fair value hierarchy.

•
Member-Directed Brokerage Accounts - Securities held in the JPMSDA are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These securities are classified in Level 1 of the fair value hierarchy.

•
Mutual Funds - Mutual funds of registered investment companies are publicly traded in active markets and valued at the closing price reported on those major markets as of the measurement date. Mutual funds are classified within Level 1 of the fair value hierarchy.

•
Collective Trusts (“CTs”) - CTs are valued at fair value at the Plan's year-end date using the NAV provided by the administrators of the CTs as a practical expedient. There are no unfunded commitments related to the CTs and investments in CTs can be redeemed on a daily basis. CTs are not classified in the fair value hierarchy.

While the Plan Administrator believes that the valuation methods are appropriate and consistent with how other participants in the market value these types of investments, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used at December 31, 2015 and 2014.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value at December 31, 2015.

(in thousands)	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV Practical Expedient	Total
Employer Common Stock	$13,672	$—	$—	$—	$13,672
Member-Directed Brokerage Accounts	1,032	—	—	—	1,032
Mutual Funds	150,680	—	—	—	150,680
Collective Trusts	—	—	—	136,865	136,865
Totals	$165,384	$—	$—	$136,865	$302,249

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value at December 31, 2014.

(in thousands)	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV Practical Expedient	Total
Employer Common Stock	$14,371	$—	$—	$—	$14,371
Member-Directed Brokerage Accounts	947	—	—	—	947
Mutual Funds	129,647	—	—	—	129,647
Collective Trusts	—	—	—	114,975	114,975
Totals	$144,965	$—	$—	$114,975	$259,940

Note 4. Exempt Party-In-Interest Transactions
ERISA section 406(a) prohibits various types of transactions between a plan and parties in interest. Parties in interest are defined by the Department of Labor regulation as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. ERISA section 408(a) contains specific exemptions whereby plans may engage in certain transactions with parties in interest that are otherwise prohibited by law.

JP Morgan was the Trustee for part of 2015 and remains custodian for certain plan investments as defined by the Plan document. As detailed in the attached Schedule H, certain Plan investments are funds issued by JP Morgan or one of its affiliates. Therefore, the following tables present investment balances and transactions that qualify as party-in-interest.

	December 31,
(in thousands)	2015	2014
Fair Value of Funds issued by JP Morgan or one of its affiliates:
Collective trusts	$136,865	$114,975
Mutual funds	65,842	58,656

(in thousands)	2015
Fees paid for services provided by JP Morgan or one of its affiliates:
Administrative services	$91
Trustee Services	10

As record keeper, Empower received revenue from mutual fund and collective trust fund service providers for services provided to the funds. This revenue was used to offset certain amounts owed to Empower for their administrative services to the Plan.
At December 31, 2015 and 2014, the Plan held 374,629 and 373,127 shares outstanding of common stock of the Company, respectively, with a cost basis of $7.3 million and $6.9 million, respectively. During 2015, the Plan recorded related net depreciation of $0.6 million and dividends of $0.2 million on Company stock.
Member loans also qualify as party-in-interest transactions and amounted to $6.2 million and $6.1 million at December 31, 2015 and 2014, respectively.
Note 5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, Member account balances would not be impacted, since all contributions and related earnings are immediately vested.
Note 6. Federal Income Tax Status
The Plan became effective October 31, 2011, and a request for an Internal Revenue Service ("IRS") determination letter that the Plan and related trust are designed in accordance with applicable sections of the IRC has not been filed at December 31, 2015. The regular cycle for the Plan to file for a determination letter is February 1, 2015 to January 31, 2016. However, the Company believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2012.
Note 7. Subsequent Events
On June 20, 2016, the Company entered into a trust agreement with Fidelity Management Trust Company, effective July 1, 2016, to act as the Plan trustee, custodian and record keeper.

In January 2016, the Plan was amended and restated to prepare for the normal Cycle E filing for an IRS determination letter that the Plan and related trust are designed in accordance with applicable sections of the IRC.
The Plan filed the request on January 29, 2016 within the normal Cycle E filing period.
Note 8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the net assets available for benefits per Form 5500 as of December 31, 2015 and 2014:

(in thousands)	2015	2014
Net assets available for benefits per the financial statements	$313,239	$298,522
Add: adjustment from fair value to contract value for Stable Asset Income Fund	—	230
Less: amounts deemed distributed for tax purposes	(59)	(91)
Net assets available for benefits per Form 5500	$313,180	$298,661

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the net income per Form 5500 for the year ended December 31, 2015:

(in thousands)	2015
Increase in net assets available for benefits per the financial statements	$14,717
Add: adjustment from fair value to contract value for Stable Asset Income Fund	(230)
Less: amounts deemed distributed for tax purposes - December 31, 2015	(59)
Add: amounts deemed distributed for tax purposes - December 31, 2014	91
Net income per Form 5500	$14,519

	XYLEM RETIREMENT SAVINGS PLAN			EIN#: 45-2080495
	FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS			PN: 001
	(HELD AT END OF YEAR) AS OF DECEMBER 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Xylem Inc.	Xylem Inc. Common Stock	**	$13,672,054
*	J.P. Morgan Securities LLC	Member-Directed Brokerage Securities	**	1,031,886
	Registered Investment Companies
*	JP Morgan	Prime Money Market Fund	**	135,386
	American Century	Inflation-Adjusted Bond Fund	**	886,192
	American Funds	EuroPacific Growth Fund	**	5,292,730
	American Funds	New Perspective Fund	**	21,610,841
	DFA	Emerging Markets Fund	**	1,143,555
	Eagle	Small Cap Growth Fund	**	6,560,367
*	JP Morgan	Large Cap Growth Fund	**	19,952,301
	Loomis Sayles	Value Fund	**	10,590,449
	Principal	Mid Cap Blend Fund	**	9,470,508
	Prudential	QMA Small Cap Value Fund	**	6,624,048
	Vanguard	Total Bond Market Index Fund	**	12,845,688
	Vanguard	Total International Stock Index Fund	**	9,814,499
*	JP Morgan	Disciplined Equity Fund	**	38,432,746
*	JP Morgan	Core Plus Bond Fund	**	7,321,125
	Collective Trusts
*	JP Morgan	SmartRetirement 2015-C10	**	6,814,353
*	JP Morgan	SmartRetirement 2020-C10	**	20,527,236
*	JP Morgan	SmartRetirement 2025-C10	**	17,319,411
*	JP Morgan	SmartRetirement 2030-C10	**	17,762,148
*	JP Morgan	SmartRetirement 2035-C10	**	10,933,311
*	JP Morgan	SmartRetirement 2040-C10	**	8,336,952
*	JP Morgan	SmartRetirement 2045-C10	**	4,743,185
*	JP Morgan	SmartRetirement 2050-C10	**	3,533,589
*	JP Morgan	SmartRetirement Income-C10	**	6,311,736
*	JP Morgan	Stable Asset Income Fund	**	40,582,708
	Total Investments			$302,249,004

*	Member Loans	Notes receivable from Members at interest rates from 3.25% to 10.50% maturing at various dates through 2030, net of deemed distributions of $59,024.		$6,120,738

*    Represents party-in-interest to the Plan.
**    Cost information is not required for Member directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

XYLEM RETIREMENT SAVINGS PLAN

Date: June 23, 2016	By:	/s/ Rhonda P. McKeever
Rhonda P. McKeever
Vice President, Total Rewards
Chair, Benefits Administration Committee (Plan Administrator)